Contact

www.linkedin.com/in/
carlosrodriguez979 (LinkedIn)

Top Skills

Strategic Planning
Operations Management
Budgets

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Carlos A. Rodriguez, M.B.A.

Healthcare Executive and New Business Start-Up Expert
Houston, Texas, United States

Summary

Healthcare Executive and New Business Start-Up Expert

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20 years of healthcare managment and new business start-ups.
My early corporate training and senior managment at marquee
Fortune 500 companies engenders a unique blend of product and
business development and visionary experience to sucessfully
execute business plans, including new business start-ups.

Prior to Healthcare, worked 20 years as President, General
Manager, VP Operations and Process Improvement Manager for
Fortune 500 companies that manufacture products in North America,
Asia and Latin America. Lean Six Sigma certified, bilingual, bicultural
with offshore Management experience in Latin America (Mexico,
Dominican Republic and Costa Rica) and Asia (Japan, China and
Korea).

Passionate about mentoring young Healthcare leaders; Preceptor for
Baylor College of Medicine's Health Care Administration Program.

Open for Consulting and Speaking Engagements on Healthcare
Process Improvement Case Studies.

To brain storm and collaborate from any of these perspectives, Email me at ███████████

Specialties: COO Healthcare | Inpatient Outpatient Specializing In: Administration, Clinical Service Line Revenue Growth, Revenue Cycle, Electronic Medical Records (Epic), SAP ERP Implementation, SCRM, Margin Improvement, Private Physician Practice Evaluations, Merger and Acquisitions, Financial Turnarounds, Supply Chain Optimization, Strategic Contracting, Physician Organization Management, Physician Recruitment, Community Relationship Development and Mentoring and Hiring of Star Performers.

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Experience

Humanate Digital Inc.
CEO and Co-Founder
March 2023 - Present (1 year 3 months)
College Station-Bryan Area

COO's and Executive Leaders in Healthcare
Founder || COO Healthcare | Inpatient Outpatient
2012 - Present (12 years)

Attending networking events

Researching Industry Leaders

Tracking Industry Trends

Participating in Industry Discussions

Vital Records Control
Executive Vice President
January 2017 - March 2023 (6 years 3 months)
Houston, Texas Area

NEXT Medical Records LLC
CEO | Private Equity Partner
January 2012 - January 2017 (5 years 1 month)
Houston, Texas Area

NEXT Medical Records LLC is a Health Information Specialits company providing ouutsourced solutions for fulfilling medical records (ROI) requests. Our software and prpriatery process work flow technology helps Healthcare providers meet Meaningful Use Stage Two federal requirments.

• We provides software as a service (SaaS) document and data center management services to major Fortune 1,000 companies.

• Our clients span the financial (banking/brokerage/insurance) transaction process services, manufacturing, retail, wholesale, distribution, Government, Healthcare and Pharmaceutical sectors.

• Our product, MedXpress, has grown rapidly to become the single largest repository of medical records in the USA.

• My role is to help the organization secure accounts in the Hospital and Physician Group Sector, as well as repositioning product line and services to increase growth and market share.

Texas Children's Hospital
CFO | Director Finance
2011 - 2012 (1 year)

•Managed the largest Pediatric Primary Care Physician Organization in the country: physician compensation plan, quarterly bonus system, budgets, finance and general accounting.

• Completed three acquisitions in 2011 of private pediatric practices throughout Houston, bringing the total to 180 full-time physicians and 47 separate clinics.

• Grew TCH's TCPA to one million patient encounters in 2011, $200 million in revenues and over 30% market share.

• Renegotiated contracts with Aetna, Blue Cross / Blue Shield and United Healthcare.

• Instrumental in facilitating the growth of neonatal, high risk pregnancy services, fetal surgery and introduction of TCH's maternity center.

Baylor College of Medicine
7 years 2 months

VP Operations | Clinical Services

November 2005 - December 2010 (5 years 2 months)

Baylor College of Medicine is a national leader in the advancement of human health through the integration of research, education and patient care.

As Vice President of Operations and Support Services; I provided Clinical Support Services for the following patient facilities:

+ Baylor Multi-Speciality Patient Clinic (8 sub specialties).

+ Baylor's Outpatient Ambulatory Surgical Center with 5 OR's.

+ Owned 50% equity in Houston Hosptial for Specialized Surgery, previously owned by HCA.

I also had direct responsibility for the following Business Office support functions:

+ Supply Chain / Purchasing ($360 M annual spend)

+ Business Contracts, Capital Leases and Service Agmts.

+ Facilities and Real Estate (2.6 M sq ft of buildings)

+ Campus Auxiliary Services: Nutrition, Mail, Security, etc.

+ Campus Parking and Transportation ($5 M revenues)

+ College's Healthcare Administration Fellowship Program

Executive Administrator | Surgery

November 2003 - November 2005 (2 years 1 month)

Executive Administrator, Department Surgery.

The Michael E. DeBakey Department of Surgery consisted of 92 full time surgeons, who were organized into eight sections: Cardiothoracic Surgery, Congenital Heart Surgery, General Surgery, Pediatric Surgery, Plastic Surgery, Surgical Oncology, Transplantation and Vascular Surgery. It was a privilege to partner with the Chief Medical Officer and Department Chair in growing the department in national recognition, clinical revenues and introduction of new surgery service lines.

•All time high of 70 adult liver transplantations and 28 children in 2004, with superior clinical outcomes.

•Establishment and introduction of Sue and Lester Smith, Breast Cancer Center, where Surgeons, Oncologist and Radiologist worked together as one single Clinical Team to enhance outcomes and patient satisfaction.

Corning Incorporated
Vice President Operations | Manufacturing
1994 - 2003 (9 years)
Vice President Operations – Corning Gilbert

Responsible for the operations of Corning Gilbert with Manufacturing, Design and Sales Offices in the United States and Latin America.

Major Accomplishments:
• Lead implementation of new IT ERP software system (PeopleSoft) that yielded efficiencies in the reduction of independent computer systems and streamlined service transactions.

• 33% inventory reduction throughout our manufacturing, distribution centers and vendor managed stores. Significant improvements in cash flow for business entity.

• Worked with corporate Sales & Marketing team in the implementation of a new CATV Connector line and the introduction of Microwave line of business.

Business Unit President / General Manager – Oak Grigsby

Business Unit Manager of a stand-alone division that designed (R&D), produced, marketed and sold mechanical encoders, solenoids and electronic control systems. Oak Grigsby served the appliance, automotive and avionics markets.

Major Accomplishments:

• Three consecutive years where the business improved in the key areas of NPAT (Net Profit after Taxes) and Business Cash Flow.

• Established the SMART collections processes that lead Accounts Receivable DSOs to drop from 57 to 37 days.

• Compounded annual growth of business (CAGR) of 15% for three consecutive years.

Oak Industries
Oak Grigsby Group President
1994 - 2000 (6 years)

Education

Texas A&M University
B.S., Industrial Enginering · (1981 - 1986)

Villanova University
Lean / Six Sigma Geen Belt Healthcare · (2012 - 2013)

The University of Dallas
Masters in Business Administration, Braniff School of Business · (1989 - 1991)